Exhibit (a)(12)

FOR IMMEDIATE RELEASE

Contact:

Elizabeth Higashi

Sard Verbinnen & Co

(312) 895-4739

Sauer-Danfoss Inc. Announces Availability of Amended

Tender Offer Materials Updating Recent Events

Ames, Iowa, USA — April 27, 2010 — Sauer-Danfoss Inc. (NYSE: SHS) announced today that it has filed Amendment No. 9 to its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2010, in response to the cash tender offer of $14.00 per common share (the “Offer”) initially commenced on March 10, 2010 by Danfoss Acquisition, Inc. (the “Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”).  The amendment updates the background section to disclose recent events relevant to the Offer.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) and a Transaction Statement on Schedule 13E-3 filed by Danfoss and the Purchaser with the SEC on March 10, 2010, as amended.  In addition, on March 19, 2010, Sauer-Danfoss filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the Offer.  Danfoss’ Tender Offer Statement on Schedule TO (and related materials) and Transaction Statement on Schedule 13E-3 and Sauer-Danfoss’ Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3, each as amended, contain important information that stockholders should read carefully before making any decision with respect to the Offer. These materials may be obtained at no charge upon request to The Altman Group, the information agent for the tender offer, at (877) 896-3190 (toll free).  In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov and at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.

# # #